July 31, 2014

Ethan Horowitz

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C.   20549

Dear Mr. Horowitz:

Re:         Enerplus Corporation Form 40-F for Fiscal Year Ended December 31, 2013

Filed February 21, 2014

File No. 001-15150

We are requesting an extension to the end of day on August 29, 2014 to respond to your comments on our Form 40-F for the fiscal year ended December 31, 2013.  We are seeking an extension given resource constraints as we are currently in our second quarter reporting cycle.  In addition, with summer vacations senior finance and reserves engineering staff, that are best qualified to address your comments, are unavailable.

Sincerely,

Robert J. Waters, M.B.A., C.A.
Senior Vice President & Chief Financial Officer